PRESS RELEASE

BCP Crystal Acquisition GmbH & Co. KG Announces Preliminary Results of the Mandatory Offer for Celanese AG Ordinary Shares and Commencement of the Subsequent Acceptance Period

Kronberg, October 1, 2004.

      The initial acceptance period of the mandatory offer by BCP Crystal Acquisition GmbH & Co. KG, to purchase all of the issued and outstanding registered ordinary shares of Celanese AG (other than ordinary shares owned by BCP Crystal Acquisition GmbH & Co. KG or held by Celanese AG in treasury) for EUR41.92 per share in cash (plus interest) expired today at 12:01 a.m. New York City time, 6:01 a.m. Central European Summer Time. The mandatory offer is required pursuant to Section 305 of the German Stock Corporation Act in connection with the domination and profit and loss transfer agreement between BCP Crystal Acquisition GmbH & Co. KG and Celanese AG, which became operative today, thereby satisfying the condition to the mandatory offer. BCP Crystal Acquisition GmbH & Co. KG has accepted for payment all validly tendered shares and will make payment to the North American depositary and the international settlement agent for the accepted shares promptly.

      Based on preliminary information, 136,261 registered ordinary shares of Celanese AG, representing 0.3% of the outstanding registered ordinary shares of Celanese AG, have been tendered to BCP Crystal Acquisition GmbH & Co. KG during the initial acceptance period in connection with the mandatory offer. As a result, BCP Crystal Acquisition GmbH & Co.’s ownership in Celanese AG will increase to 84.6% of the outstanding registered ordinary shares.

      As described in the offer document relating to the mandatory offer and the amendments thereto, a subsequent acceptance period of the mandatory offer will commence today and will expire on December 31, 2004, subject to extension to the extent mandated by German law. As described in the offer document relating to the mandatory offer and the amendments thereto, the consideration offered in the subsequent acceptance period is EUR41.92 in cash (plus interest), as reduced by any guaranteed dividend payments. No shares tendered during the subsequent acceptance period may be withdrawn after tender.

      BCP Crystal Acquisition GmbH & Co. KG is a German limited partnership controlled by a group of funds advised by The Blackstone Group.

Contact:

Chinh Chu	Dr. Hanns Ostmeier
Senior Managing Director	Managing Director
The Blackstone Group	The Blackstone Group Deutschland GmbH
Tel: (212) 583-5872	Tel.: +49 — 40 — 70 29 80